Suite 1550 – 355 Burrard Street

Vancouver, B.C., Canada, V6C 2G8

Tel: (604) 331-1757  Fax: (604) 669-5193

Mr. Charles Haegelin

SEC Oil & Gas Partnership

#208 – 6301 Indian School NE

Albuquerque, New Mexico, USA

87110

October 30, 2003

Re: LAK Ranch Oil Project – Amended Heads of Agreement

Dear Charles:

On or about April 8, 2003 the SEC Oil & Gas Partnership entered into a Heads of Agreement whereby SEC Oil & Gas Partnership would earn a working interest in specific wells forming part of the LAK Ranch Oil Project.  Further to our recent conversations, the following sets forth amended terms pursuant to which the SEC Oil & Gas Partnership will instead earn a 5.0% (five percent) working interest in the whole of the LAK Ranch Oil Project.  This amended Heads of Agreement will replace and supersede the earlier Heads of Agreement dated April 8, 2003.

WHEREAS:

A.

Derek Oil and Gas Corporation (“Derek”) is the owner and operator of oil rights and leases, through its 100% operating subsidiary in Wyoming USA, underlying approximately 7,500 acres of land comprising the LAK Ranch Oil Project (the “Project”) located in Weston County, Wyoming just south of the town of Newcastle.  Derek represents that it has spent approximately US $9.5 million dollars on the Project to date.  This cost is comprised of expenditures for such items as property acquisition, drilling, sampling, modeling, engineering, construction, equipment purchases, site improvement, well completion, taxes, fees and other costs.  The Project consists of a plant and well pair installed on the property for the purpose of conducting a commercial pilot test of Steam Assisted Gravity Drainage technology; and

B.

SEC Oil and Gas Partnership (“SEC”) wishes to earn a right to a 5.0% (five-percent) working interest in the ownership, operation and development of the Project.  SEC also wishes to derive a tax benefit, where and when legally possible, from Project operating costs by way of Derek renouncing such costs to SEC under current tax legislation in the USA.

THEREFORE:

SEC and Derek agree to the following terms and conditions whereby SEC will earn a 5.0% (five-percent) working interest in the Project:

1.

SEC will agree to fund US $600,000 into the Project in six monthly installments of US $100,000 each, commencing on May 1, 2003.

2.

In exchange for the US $600,000 in Project funding, SEC will earn a direct 5.0% (five-percent) working interest in the Project.  SEC will initially receive 10.0% (ten percent) of net revenues from the project, if any should occur.  Once SEC has received 1.2 times their investment back (i.e. US $720,000) from the Project in net revenues, they will revert to a 5.0% (five-percent) working interest in the Project.

3.

SEC’s funding may only be spent on operating and development expenses on the Project that will qualify for a tax write-off to be renounced to SEC under Federal and State tax rules and regulations.

4.

SEC will pay their monthly instalments, commencing May 1, 2003, into the trust account of Derek’s counsel, Mr. Lee Tupper.  These funds will be held in trust until such time as Derek can demonstrate to SEC that they have sufficient capital on hand, or capital to be provided through a formal arrangement with a financier or other oil company, to ensure the proper execution and completion of a pilot test on the existing well pair on the Project.  The definition of “Sufficient Capital” shall be at least an amount of US $300,000 to be added to SEC’s US $600,000 in funding, such that at least US $900,000 is available to conduct the pilot test.  If Sufficient Capital is not on hand by November 30, 2003, SEC will have the right to either waive the requirement that Derek have Sufficient Capital, or terminate this agreement and have all of their funds returned.

5.

SEC’s 5.0% (five-percent) working interest in the Project will be fully participating.  Once Derek has expended, or caused to be expended, US $900,000 on the operation of the Project, any additional operating or capital costs will be borne pro-rata on working interests by Derek and SEC.  Likewise, all net revenues will be shared pro-rata on working interests as well except as provided in Paragraph 2. above.

6.

Derek and SEC both acknowledge that Derek anticipates that another industry group will also be earning into the Project. In the event that another group also earns into the Project, SEC, like Derek, will not be required to fund their own share of working interest costs so long as the new partner is completing their own Project earn in funding requirements.

7.

Derek agrees that they will only spend funds provided by SEC for the benefit of the Project and according to the tax requirements of SEC.  Although Derek will attempt to spend all of the US $600,000 provided by SEC in 2003, this cannot be guaranteed.  Any unspent balance will be retained for expenditure in later years.  Derek will attempt to provide SEC with a tax write-off in 2003 for 100% of the funds.  Some of the write off may be for subsequent years, depending on the actual completion of a pilot test on the Project and the applicable tax rules and regulations.

8.

This agreement will be governed by the laws of Wyoming and all parties will attorn to that jurisdiction.

9.

Derek and SEC intend to enter into a more formal agreement, which will include the terms and conditions of this Heads of Agreement, however, if they do not, this Heads of Agreement will be binding and represent the entire agreement between the parties.

10.

SEC acknowledges that Derek may enter into an agreement with another entity whereby Derek may sell or assign some or all of its rights in the Project and Property.  Such a transaction may result in Derek no longer being the Operator for the Project.  However, SEC’s rights and interests according to this Heads of Agreement will survive any such transaction by Derek and will remain in full force and effect.  SEC’s participation in any well or wells will be unaffected by deals, transactions or transfers of ownership carried out by Derek on its own remaining rights and interests in the Project and property.

11.

SEC acknowledges that as a part of an earn in arrangement with an industry partner, Derek will enter into a model form of Joint Operating Agreement with that partner and that SEC will also be required to enter into that agreement on the same terms and conditions as Derek.

12.

In the event that Derek should sell or assign a portion of its rights and interests in the Project and Property to a third party such that Derek then owns less than 50.0% of the Project and Property and Derek is no longer the operator of the Project, then SEC will have a one-time right to request that Derek buy out all of SEC’s rights and interests in the Project (the “Buy Out”).  The following process will be applied:

a.

SEC shall have a right to make an election to exercise the Buy Out 365 days after the first day (the “Election Day”) upon which Derek is both no longer the operator and no longer owns at least a 50.0% working interest in the Project and the Property (a “Change in Control”).  Derek must notify SEC when a Change in Control occurs.  SEC must notify Derek in writing of its election to exercise the Buy Out requirement within 30 days of the Election Day.

b.

Once SEC has elected to exercise the Buy Out, SEC and Derek will each, within 60 days of the Election Day and at their own cost, obtain an estimate regarding the fair market value of all of SEC’s rights and interests to well pairs on the Project from a qualified professional.  SEC and Derek will then compare the estimates obtained and agree on a settlement price.  If SEC and Derek cannot agree, they will both agree on a third qualified professional who will be asked to serve as the Umpire and provide a final, binding price (the “Settlement Price”).  The day upon which both parties agree on the Settlement Price will be the day upon which valuation is considered final and binding (the “Valuation Day”).  SEC and Derek will split the cost for the services of the Umpire on a 50/50 basis.

c.

Once the Settlement Price is determined, Derek will have 90 days after the Valuation Day to pay SEC the required Settlement Price, however, Derek may elect to pay up to one half of the settlement price in common shares of Derek, priced at the average price at market close for the ten trading days preceding the Valuation Day.  The balance is to be paid in cash.

13.

In the event that Derek should fail to sign an earn-in agreement with an industry partner by December 31, 2003, this agreement shall be null and void and the parties agree to revert to the original agreement signed between Derek and SEC on April 8, 2003.

14.

This agreement may be executed in several counterparts, each of which will be deemed to be an original and all of which together constitute one and the same instrument.

Thank you Charles.  We very much appreciate the participation of you and your group at the LAK Ranch.  If you are in agreement with the foregoing, please sign in the space provided.

Yours truly,

DEREK OIL AND GAS CORPORATION

/s/ B. Ehrl

Barry C.J. Ehrl

President, Director

Dated at Albuquerque, New Mexico this “31st” of October 2003.

/s/ Charles A. Haegelin

Mr. Charles Haegelin

- and-

/s/ Charles A. Haegelin

For the SEC Oil and Gas Partnership

Charles A. Haegelin

Name